EXHIBIT 99.1

Just Energy Announces the Date of Third Quarter Fiscal 2020 Results

TORONTO, Jan. 27, 2020 (GLOBE NEWSWIRE) -- Just Energy Group, Inc. (TSX:JE; NYSE:JE) today announced that it will release operating results for the third quarter of fiscal 2020 prior to market open on February 10th, 2020. The Company will host a conference call and live webcast with Scott Gahn, Just Energy’s Chief Executive Officer, and Jim Brown, Chief Financial Officer, to review the fiscal third quarter results beginning at 2:00 p.m. Eastern Time on February 10th, 2020.

Just Energy Conference Call and Webcast

  Monday, February 10th, 2020
  2:00 p.m. ET

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID# is 7594987. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/vk4uubrm

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 982-0475
JE@alpha-ir.com